Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128

On October 20, 2015, Meredith Corporation issued the following memo to its employees:

Meredith Media General Merger Employee Q&A

1.	How does the Nexstar offer for Media General impact our merger announcement?
Media General has issued a statement acknowledging the Nexstar proposal and confirming its Board of Directors will review pursuant to its fiduciary duties. In it, Media General stated, “The Board of Directors of Media General continues to recommend the proposed transaction with Meredith.”  We are moving forward accordingly.

2.	Why did we grant Media General a Limited Waiver to provide more information to Nexstar?
In its offer to acquire Media General, Nexstar made certain claims about the synergies it could produce from a combination with Media General.  This Limited Waiver allows the parties to share information so an informed analysis of these claims can be made.

Meredith believes this analysis will confirm that a Meredith-Media General combination is in the best interests of both companies’ shareholders.  We are extremely confident that Meredith Media General has the potential to generate significant shareholder returns superior to Nexstar’s offer for Media General.

It is important to remember while this analysis is being done, the Meredith Media General merger agreement stays in place, and the Board of Directors of Meredith continues to recommend the proposed transaction with Media General.  Our integration activities are continuing, as is our work on the regulatory front, and we continue to anticipate closing the transaction by June 30, 2016.

3.	What can I say when I talk with vendors, customers and potential new hires about the merger?
Meredith Media General will be a company with best-in-class media assets and a strong financial profile, and will provide greater opportunities for profitable growth than either company could achieve on its own:

•	Third-largest local television station owner with 88 stations in 54 markets reaching 35 million - or 30 percent - of U.S. TV households

•	Leading multiplatform national media brands with top female reach of 100 million

•
Powerful digital platforms reaching more than 200 million monthly unique visitors via leading national and local consumer sites and business-to-business capabilities in key growth sectors such as content, mobile, social, video and native advertising

•	Operator of a Top 3 global brand licensing program and leading marketing services agencies

•	Possesses the scale necessary to participate in media industry consolidation across platforms

4.	Will shareholders continue to receive quarterly cash dividends?

Meredith shareholders will continue to receive normal quarterly dividends until the merger closes. While we expect that a dividend will be paid, a final decision regarding a dividend for Meredith Media General will be made by the combined company’s board.

5.	Who will lead Meredith Media General?

To date, we have publicly announced that Steve Lacy will lead Meredith Media General as Chief Executive Officer; Joe Ceryanec will be the Chief Financial Officer; and Paul Karpowicz will be President and Media General’s Deb McDermott Chief Operating Officer of Meredith Media General’s Broadcasting Group.
Additionally, Tom Harty will continue as President of the National Media Group; John Zieser will be Chief Development Officer; and Media General’s Andy Carington will be General Counsel. The balance of Meredith Media General’s management team will be a combination of the two existing executive teams and will be announced as soon as possible.

6.	Who will be involved in planning the integration?

A joint integration team will be created to guide the process, and it will be led by Doug Olson with members from both companies represented.  From Meredith, it will include Paul Karpowicz and Joe Ceryanec leading the Broadcasting Group integration; Jon Werther and Doug Olson leading the digital integration; and Doug Olson leading the corporate integration. Individuals from both companies will be asked to participate in the planning process at various points in time. The joint teams will be focused on creating a smooth transition as we combine two companies into one entity.

7.	How will our digital businesses be merged?

We are excited about Media General’s scale and influencer network that complements Meredith’s content, data and technology platforms.  Together, they will enable us to drive profitable revenue growth. Until the transaction closes, it is business as usual. If you have a specific question related to current Meredith Digital operations and interaction with Media General’s current digital properties, please talk to Jon or Doug.

8.	Where will the $85 million of synergies come from?
We anticipate at least $85 million of annual run-rate synergies within two years after closing.  About 40 percent of the synergies would result from moving Meredith’s retransmission agreements to Media General’s higher rates.  While no decisions have been made, we estimate about 30 percent would be from corporate and operations overhead savings. The rest would come from shared services, vendor contracts and digital cross-selling opportunities.

9.	Will we sell the National Media Group?
We have no plans to divest our national media business. We see the broad reach and rich content creation capabilities of our National Media Group as an important piece of Meredith Media General.

10.	Where will the Company be headquartered?
The company will maintain corporate and executive offices in Des Moines and Richmond, where each is currently headquartered. The decision to maintain corporate offices in Des Moines and Richmond was driven by a desire to minimize disruption to our businesses and to maintain our long-standing commitments to both communities.

11.	Are the reports about an investigation of the merger a concern?
These “investigations” undertaken by plaintiff-side law firms are typical whenever any large-scale, corporate merger is publicly announced. Our Board undertook a thorough process, with the assistance of outside legal and financial advisors, before deciding to go forward with a transaction with Media General. We don’t expect any transaction litigation that may be brought to disrupt the transaction.

12.	What can we say to current or prospective employees who may be considering taking a new role with Meredith while the merger is pending?
It is business as usual.  We will continue to fill positions that we need to fill in order to successfully operate Meredith and achieve our goals.

13.	What should I do if I’m asked about the transaction?

        Please contact Art Slusark for media inquiries and Mike Lovell for investor inquiries. Other than those specifically assigned to integration teams, Meredith employees should forward any inquires they receive from other employees to their managers, who will consult with the integration teams. Please use the talking points in question #2 to answer any inquiries you may receive from customers, vendors or fellow Meredith employees.

14.	Will the fiscal year stay July 1 to June 30?
Upon completion of the transaction, Meredith Media General will have a January 1 - December 31 fiscal year.

15.	When do we expect to receive the necessary government approvals?
We cannot predict the timing but our goal is for the transaction to be completed by June 30, 2016, subject to shareholder and regulatory approvals, and other customary closing conditions.

BENEFITS AND COMPENSATION

1.   Will our healthcare plans change?

Our current healthcare plans will stay in effect through calendar 2016. Consistent with prior years, you will soon be receiving information on our healthcare plans for 2016. This information will assist you with our benefits open enrollment, which is scheduled for the end of October.

2.	What will happen to the Wellness program?

There will be no changes to the Wellness program for calendar year 2015. We will announce the 2016 Wellness program in January, as we have done in prior years.

3.	Will our vacation accrual stay the same?

Meredith’s vacation accrual will continue unchanged at least until the merger closes. At this time, no decisions have been made regarding vacation and other time-off policies beyond that date.

4.	How does this impact or change merit increases?

Meredith’s current compensation programs will remain in place until the merger closes. It’s too early to make any decisions around future merit increases for Meredith Media General.

5.	How does it impact the fiscal year 2016 bonus program?

Meredith will continue the fiscal year 2016 bonus plan until the merger. Assuming that the transaction closes prior to June 30, 2016 (Meredith’s current fiscal year end), payouts will be pro-rated.

6.	What will happen with the Meredith pension plan?

The Meredith pension plan will continue unchanged at least until the merger closes. At this time, no decision has been made regarding the pension plan beyond that date. If you are vested, your balance will be available to you when you choose to retire or leave the company, in accordance with the plan terms.

7.	Will the 401(k) continue with the same matching percentage?

The Meredith Savings and Investment Plan 401(k) will continue unchanged at least until the merger closes. At this time, no decision has been made regarding the 401(k) plan beyond that date.

8.	How does this impact the Meredith stock units I own in my 401(k) plan? Will the cash be reinvested in my other funds or will the cash be withdrawn from the 401(k)?
The cash received for your Meredith stock units will be reinvested in your 401(k) without penalty. Upon closing, the Meredith Media General stock you receive will become part of your 401(k) without penalty.

9.	What happens to the Employee Stock Purchase Plan after the merger?

The Meredith Employee Stock Purchase Plan (ESPP) will be discontinued at the end of calendar 2015. No decision has been made about a possible ESPP for Meredith Media General.

Thanks again for your questions.  Employees are invited to submit additional questions here. While we don’t know all the answers yet, we will do our best to answer questions in a timely manner.  Ongoing merger updates will be available on the homepage of the Meredith intranet.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”).  In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.
PARTICIPANTS IN THE SOLICITATION
Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.
Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including  projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein.  None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.
For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.  Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.
No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company.  None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.